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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ART TECHNOLOGY GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share,
Having an Exercise Price of $15.00 or More Per Share
 (Title of Class of Securities)

04289L107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Paul G. Shorthose
President and Chief Executive Officer
Art Technology Group, Inc.
25 First Street
Cambridge, Massachusetts 02141
Telephone: 617-386-1000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Linda Handman, Esq.	Mark L. Johnson, Esq.
General Counsel	Hale and Dorr LLP
Art Technology Group, Inc.	60 State Street
25 First Street	Boston, Massachusetts 02109
Cambridge, Massachusetts 02141	Telephone: (617) 526-6000
Telephone: 617-386-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$149,354,741	$13,740.63

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,000,495 shares of common stock of Art Technology Group, Inc. having a weighted average exercise price of $56.07 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee is calculated at $92 per $1,000,000 of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☐  third party tender offer subject to Rule 14d-1.

        ☒  issuer tender offer subject to Rule 13e-4.

        ☐  going-private transaction subject to Rule 13e-3.

        ☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET

        The information set forth under "Summary Term Sheet" in the document entitled "Offer to Exchange Outstanding Stock Options," dated August 1, 2002 (as amended from time to time, the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a)
The name of the issuer is Art Technology Group, Inc., a Delaware corporation (the "Company" or "ATG"), and the address and telephone number of its principal executive offices is 25 First Street, Cambridge, Massachusetts 02141, (617) 386-1000. The information set forth in the Offer to Exchange under Section 9 ("Information About ATG; Summary Financial Information; Risk Factors") is incorporated herein by reference.

(b)
This Tender Offer Statement on Schedule TO relates to the solicitation (the "Offer") by the Company of requests to exchange options having an exercise price of $15.00 or more per share (the "Options") outstanding under the Company's Amended and Restated 1996 Stock Option Plan (the "1996 Plan") to purchase shares (each, an "Option Share") of the Company's common stock, $0.01 par value per share (the "Common Stock"), for new options (the "New Options") that will be granted under and subject to the 1996 Plan, upon the terms and subject to the conditions described in the Offer to Exchange. This solicitation (the "Offer") excludes the class of options held by optionholders who are not employees of the Company or one of its wholly owned subsidiaries on the date the Offer expires (the "Offer Period") and options held by the Company's officers as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, and members of the board of directors of the Company. In the aggregate, there are 3,000,495 shares of Common Stock underlying the Options covered in this Offer. For every three Option Shares for which a surrendered Option is exercisable, the Company will grant an option for one new Option Share to the optionee, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

(c)
The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)
The information set forth under Item 2(a) above and in Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Company is both the filing person and the subject company.

ITEM 4. TERMS OF THE TRANSACTION

(a)
The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Surrendering Options"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options"), Section 6 ("Conditions of This Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 9 ("Information About ATG; Summary Financial Information; Risk Factors"), Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of This Offer; Termination; Amendment") is incorporated herein by reference.

(b)
The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)
The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)
The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

(b)
The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer") is incorporated herein by reference.

(c)
The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)
The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

(b)
The information set forth in the Offer to Exchange under Section 6 ("Conditions of This Offer") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

(d)
Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

(b)
The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)
Not applicable.

ITEM 10. FINANCIAL STATEMENTS

(a)
The information set forth in the Offer to Exchange under Section 9 ("Information About ATG; Summary Financial Information; Risk Factors") and Section 16 ("Additional Information"), and in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2001, its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2002, and, upon its filing with the Securities and Exchange Commission subsequent to the date hereof, its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2002 are incorporated herein by reference.

  The Company's book value per share was $0.56 as of June 30, 2002 (book value per share equals the total stockholders' equity divided by the number of shares of common stock outstanding).

(b)
Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a)
The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b)
Not applicable.

ITEM 12. EXHIBITS

(a)(1)	Offer to Exchange Outstanding Stock Options, dated August 1, 2002, including Summary Term Sheet.
(2)	Form of Statement of Option Grants and Election Form.
(3)	Form of Notice of Withdrawal.
(4)	Form of Promise to Grant Stock Options.
(5)	Cover Letter to ATG Employees.
(6)	Email Message to ATG Employees.
(b)
Not applicable.
(d)(1)	Amended and Restated 1996 Stock Option Plan is incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 as filed on November 19, 2001 with the Securities and Exchange Commission (File No. 333-73664).
(2)	Form of Stock Option Agreement pursuant to the Amended and Restated 1996 Stock Option Plan.
(3)	Annual Report on Form 10-K for the fiscal year ended December 31, 2001 is incorporated herein by reference.
(4)
Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 and, upon its filing with the Securities and Exchange Commission, Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2002 are incorporated herein by reference.
(5)
Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2002 and, upon its filing with the Securities and Exchange Commission, any other Current Report on Form 8-K filed subsequent to the date hereof and before the completion of the offer to which this Schedule TO relates, are incorporated herein by reference.
(g)
Not applicable.

(h)
Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

(a)
Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ART TECHNOLOGY GROUP, INC.
Date: August 1, 2002	By:	/s/ EDWARD TERINO Edward Terino Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Offer to Exchange Outstanding Stock Options, dated August 1, 2002, including Summary Term Sheet.
(2)	Form of Statement of Option Grants and Election Form.
(3)	Form of Notice of Withdrawal.
(4)	Form of Promise to Grant Stock Options.
(5)	Cover Letter to ATG Employees.
(6)	Email Message to ATG Employees.
(b)	Not applicable.
(d)(1)
Amended and Restated 1996 Stock Option Plan is incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 as filed on November 19, 2001 with the Securities and Exchange Commission (File No. 333-73664).
(2)	Form of Stock Option Agreement pursuant to the Amended and Restated 1996 Stock Option Plan.
(3)	Annual Report on Form 10-K for the fiscal year ended December 31, 2001 is incorporated herein by reference.
(4)
Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 and, upon its filing with the Securities and Exchange Commission, Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2002 are incorporated herein by reference.
(5)
Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2002 and, upon its filing with the Securities and Exchange Commission, any other Current Report on Form 8-K filed subsequent to the date hereof and before the completion of the offer to which this Schedule TO relates, are incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURE
EXHIBIT INDEX